

April 4, 2011

Jaime Brodeth
President
XcelMobility Inc.
2377 Gold Meadow Way, Suite 100
Gold River, CA 95670

> **Re:** **XcelMobility Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 30, 2011**
> **File No. 333-160069**

Dear Mr. Brodeth:

We reviewed your revised filing and response letter and have the following comments.

General

1. We note your response to our prior comment letter dated March 24, 2011 as well as your revised disclosure. We also note that you filed a Form 8-K on March 29, 2011 in which you disclosed that you have changed your name from Advanced Messaging Solutions, Inc. to XcelMobility Inc. and that the header for this Item 5.03 Form 8-K was "Articles of Merger." It appears that the name change may be related to the proposed share exchange transaction that you entered into with Shenzhen CC Power Corporation. Please tell us the connection, if any, between the name change and the proposed share exchange transaction. Please also tell us whether shareholder approval is required under Nevada law for the name change and inform us regarding the relevant provisions of Nevada law.

2. We note the content of the Forms 8-K you filed on March 9, 2011 and March 29, 2011. Please revise the proxy statement to briefly disclose the material terms of each of the matters disclosed in these Form 8-K filings.

Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel